May 8, 2017

VIA EDGAR

Division of Corporation Finance
U.S. Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C. 20549
Attention: Russell Mancuso, Branch Chief

Re:	Transgenomic, Inc.
Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A
Filed April 24, 2017
File No. 001-36439

Dear Mr. Mancuso:

On behalf of Transgenomic, Inc., a Delaware corporation, (the “Company”, “Transgenomic”), we are writing to respond to the comments set forth in the comment letter of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated May 5, 2017 (the “Comment Letter”), relating to the Company’s Amendment No. 1 to Preliminary Merger Proxy Statement on Schedule 14A filed with the Commission on April 24, 2017.

In connection with this response to the Comment Letter, the Company is simultaneously filing an amendment to Amendment No. 1 to Preliminary Proxy Statement (“Amendment No. 2”). Capitalized terms used but not otherwise defined in this letter shall have the meanings given to such terms in Amendment No. 2. References herein to page numbers are to page numbers in Amendment No. 2.

The following are the Company’s responses to the Comment Letter. The Company’s responses are numbered to correspond to the Staff’s comments as numbered in the Comment Letter. For your convenience, each of the Staff’s comments contained in the Comment Letter have been restated below in their entirety, with the Company’s corresponding response set forth immediately under such comment.

Proxy Statement Cover Page

1.	For the issuance of the common and preferred stock to members of Precipio in the merger, please expand your response to prior comment 1 to indicate whether you intend to rely on Securities Act Rule 506(b) or (c). If you intend to rely on Rule 506(b), please tell us how you intend to comply with the specific conditions of clause (b)(2)(ii). Please also expand your response to prior comment 1 to provide us the information required by the last Instruction to Schedule 14A Item 10 with respect to the 2017 Stock Option and Incentive Plan.

U.S. Securities and Exchange Commission

May 8, 2017

Response:

The Company intends to rely on Rule 506(b) under the Securities Act of 1933, as amended (the “Securities Act”), with respect to the private placement of New Precipio common stock and New Precipio preferred stock in the merger. The Company intends to comply with Rule 506(b)(2)(ii) under the Securities Act by receiving a questionnaire from each member of Precipio prior to the meeting at which the Precipio members approve the merger whereby such member represents that either (i) such member is an “accredited investor” as defined Rule 501 under the Securities Act or (ii) either alone or with such member’s purchaser representative(s) has such knowledge and experience in financial and business matters that such member is capable of evaluating the merits and risks of the prospective investment in the Company. In the event that a member needs a purchaser representative, then the Company will coordinate with Precipio to make sure that such member is able to obtain one who satisfies the requirements of Rule 506(b)(2)(ii).

Upon approval of the Transgenomic 2017 Stock Option and Incentive Plan, the Company will file a registration statement on Form S-8 under the Securities Act registering all securities that are issuable under the Transgenomic 2017 Stock Option and Incentive Plan.

Cautionary Statement, page 22

2.	We note your revisions in response to prior comment 5; however, your disclosure continues to reference the Private Securities Litigation Reform Act of 1995. Please revise or advise.

Response:

Transgenomic has deleted the reference to the Private Securities Litigation Reform Act of 1995 on page 26 of Amendment No. 2.

Background of the Transaction, page 29

3.	We note revisions in response to prior comment 7 and your disclosure regarding 62% to 80% of post-closing fully diluted shares in the sixth paragraph on page 34 and approximately 79% of the fully diluted shares in the first paragraph on page 36. Please revise your disclosure so that it is clear how these fully diluted percentages reconcile to the fully diluted percentages you have disclosed on the proxy statement cover page which indicates that the common stock and preferred stock holders of Precipio will own 52% and 8%, respectively, of the combined company on a fully-diluted basis.

U.S. Securities and Exchange Commission

May 8, 2017

Response:

Transgenomic has revised the disclosure on pages 39, 40 and 41 of Amendment No. 2 to clarify that the references to “62%”, “80%” and “79%” disclosed on such pages were calculated using the fully diluted shares of New Precipio common stock excluding the number of shares of common stock issuable upon conversion of the New Precipio preferred stock to be issued in the merger, upon conversion of the secured debt and in the private placement.

4.	We note your response to prior comment number 10. Please disclose the exchange ratio used by your financial advisor in rendering the fairness opinion and clarify how the board concluded that there was no need to update the opinion in light of your view that the new terms are more favorable to Transgenomic shareholders. For ease of comparison, please revise to disclose the initial exchange ratio under the merger agreement and the implied exchange ratio for the amended merger agreement in appropriate places, such as where you discuss the financial advisor’s opinion and including where the board presents the opinion as a reason they are recommending the merger.

Response:

Transgenomic has revised the disclosure on pages 39, 41, 42, 45, 58 and 73 of Amendment No. 2 to disclose the exchange ratio used by the financial advisor in rendering its fairness opinion and the implied conversion ratio set forth in Amendment No. 1 to the Merger Agreement.

Comparable Public Company Analysis of Transgenomic, page 41

5.	Disclose the substance of your response to prior comment 13 in your proxy statement.

Response:

Transgenomic has revised the disclosure on pages 46 and 47 of Amendment No. 2 to disclose why the financial advisor used a different list of comparable public companies than the list of companies used for the historical trading analyses.

Interests, page 56

6.	We note your response to prior comment 15; however, when an acquirer is soliciting approval of a transaction such as you are seeking, Exchange Act Section 14A(b)(1) requires disclosure of arrangements between (1) the acquirer and (2)(a) the NEOs of the target and (2)(b) NEOs of the acquirer. Please note that Exchange Act Section 14A(b)(2) requires an advisory vote on each of the above. In addition, Regulation S-K Item 402(t) expands the disclosure obligation to also require disclosure of arrangements between (1) the target and (2)(a) the NEOs of the target and (2)(b) NEOs of the acquirer to the extent such arrangements are based on or otherwise relate to the merger. Since we note your disclosure of arrangements between Transgenomic and its NEO, please tell us if there are any arrangements between Transgenomic and any NEO of Precipio or Precipio and any NEO of Precipio or of Transgenomic and revise your disclosure as appropriate.

U.S. Securities and Exchange Commission

May 8, 2017

Response:

We acknowledge the Staff’s comment and note that neither Transgenomic nor Precipio have any arrangements with any NEO of Precipio that are based on or otherwise relate to the merger, and Precipio does not have any arrangements with any NEO of Transgenomic that are based on or otherwise relate to the merger. Transgenomic has included additional disclosure on page 61 of Amendment No. 2.

Conditions to Closing the Transaction, page 75

7.	Given the waiver in Section 3 of the amendment to the merger agreement, please update the status of the condition related to Nasdaq listing described in clause (vii) of the first paragraph.

Response:

Transgenomic has revised the disclosure on the cover page and pages 5, 67, 80 and 81 of Amendment No. 2 to clarify that the condition has been waived, but Transgenomic has agreed to use commercially reasonable efforts to list the shares of New Precipio common stock on Nasdaq in connection with the merger.

Proposal 4, page 89

8.	We note the revisions you have made in response to prior comment 22, however from your disclosure it is still not clear how you reconcile the number of shares mentioned in the “Placement Warrants” and “Amended Warrant” sections of this proposal with (1) the numbers mentioned in the “Crede Warrants and “Third Security Investors Warrant” sections of this proposal, and (2) the 3,000,000 shares subject to this proposal. Please revise your disclosure for clarity.

Response:

Transgenomic has revised the disclosure throughout Amendment No. 2 to change “3,000,000” shares subject to the proposal to “2,999,836” shares subject to the proposal which represents the 1,900,000 shares of Transgenomic common stock under the Amended Warrant, 1,000,000 shares under the Crede Placement Warrant and 99,836 under the Third Security Investors Warrant as disclosed on page 97 of Amendment No. 2.

U.S. Securities and Exchange Commission

May 8, 2017

9.	As requested by prior comment 23, please tell us which exhibits to which of your filings include the warrants described in this proposal.

Response:

Transgenomic’s Current Report on Form 8-K as filed with the Commission on January 11, 2016 includes the form of Placement Warrants as Exhibit 4.2 attached thereto and the form of the Amended Warrant as Exhibit 4.3 attached thereto.

Summary Compensation Table, page 98

10.	We note your response to prior comment 24, however, it is unclear how your table reflects any incremental fair value with respect to the modified option awards as required by Instruction 2 to Regulation S-K Item 402(n)(2)(v) and (n)(2)(vi). Please revise as appropriate.

Response:

Since the amendment to the stock option did not lower the exercise price and only extended the time that Mr. Kinnon could exercise his stock options after termination of employment, but did not extend such period past the original expiration date of his stock options, Mr. Kinnon did not receive any incremental value as a result of such modification. Transgenomic has revised the disclosure on page 106 of Amendment No. 2 to clarify that there is no incremental value.

Precipio Business Description, page 107

11.	We note from your response to prior comment 25 that Precipio’s platform does not require FDA approval and that Precipio has not registered patents related to the platform itself, but that it has implemented strategies to ensure intellectual property protection for its technology, including the use of non-disclosure agreements. Please include the substance of your response in your proxy statement. Given that the Precipio diagnostic tests and related platform do not require FDA approval, please briefly describe the applicable regulatory requirements and how Precipio meets such requirements. For example, is Precipio’s laboratory certified under the Clinical Laboratories Improvements Act of 1988, or CLIA, to offer laboratory tests?

U.S. Securities and Exchange Commission

May 8, 2017

Response:

Transgenomic has added additional disclosure on page 115 of Amendment No. 2 regarding the certification of Precipio’s laboratory.

12.	With regard to your revised disclosure that Precipio has partnered with Yale School of Medicine to capture the expertise, experience and technologies of that institution and that academic experts act as consultants for Precipio, please briefly disclose how that institution and those experts are compensated.

Response:

Transgenomic has added additional disclosure on page 115 of Amendment No. 2 to briefly disclose how Yale School of Medicine and its experts are compensated.

13.	As requested by prior comment 24, please disclose what activities occur at the international locations mentioned on the Precipio website and clarify in your last paragraph on page 107 why Precipio needs an “international sales team” to offer services around “the country.”

Response:

Transgenomic has added additional disclosure on page 115 of Amendment No. 2 to disclose that sales activities occur at the international locations through local representatives and corrected where Precipio’s international sales team offers services.

14.	Please provide us support for your statement on page 107 that Precipio has been able to “achieve a superior level of diagnostic accuracy” and on page 108 that it provides a “high standard of cancer diagnostics.” If there are no studies or reports supporting those claims, please make that clear.

Response:

Transgenomic has added additional disclosure on pages 115-117 of Amendment No. 2 to clarify that it believes it provides a better standard of cancer diagnostics and an improved level of diagnostic accuracy but that there are no third-party studies supporting such belief.

U.S. Securities and Exchange Commission

May 8, 2017

Precipio’s Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 108

Results of Operations, Net Revenues, page 109

15.	In your response to prior comment 28 you told us that 812 cases were processed in the year ended December 31, 2015, whereas your MD&A discussion indicates 1,039 cases were processed. Please revise the filing to reconcile this difference. Further, it appears that revenues per case decreased, which could be the result of a decreasing prevailing reimbursement rate. To the extent that you have material changes in net revenues, please revise the filing to provide a narrative discussion as to the extent to which the changes are attributable to such factors and their expected impact on future revenues. Refer to Item 303(a) (3) (iii) of Regulation S-K.

Response:

The response to prior comment 28 incorrectly stated the number of cases processed by Precipio for the year ended December 31, 2016. The correct number of cases processed for 2016 is 1,039 as stated in Precipio’s Management Discussion and Analysis. The 812 cases provided in the prior response #28 was the number of cases processed through the first nine months of 2015. The net revenue per case in 2016 decreased by under 3.5%, which Precipio believes is immaterial. The increase in Precipio’s net revenue in 2016 from 2015 is attributable entirely to an increase in cases, which is stated in the management’s discussion section. Consequently, Precipio believes that no further disclosure is necessary.

Unaudited Pro Forma Combined Financial Information of Transgenomic, Inc.

Note 2 Estimated Purchase Consideration, page 116

16.	Please revise your disclosure to identify the nature and amount of each significant intangible asset being acquired similar to the information provided in your response to prior comment 33.

Response:

Transgenomic has added a footnote to the “Other intangible assets” line item in the table on page 125 of Amendment No. 2 to identify the nature and amount of each significant intangible asset being acquired.

* * * * *

U.S. Securities and Exchange Commission

May 8, 2017

Please direct any questions or comments concerning this response to the undersigned at (804) 697-1225.

Very truly yours,

/s/ John Owen Gwathmey
John Owen Gwathmey, Esq.

Enclosures

cc: Paul Kinnon, Transgenomic, Inc.